

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 19, 2019

Jeffrey E. Eberwein
Chief Executive Officer
Hudson Global, Inc.
53 Forest Avenue
Old Greenwich, CT 06870

> **Re: Hudson Global, Inc.**
> **DEFA14A filing made under cover of Schedule 14A**
> **Filed on April 18, 2019 by Hudson Global, Inc.**
> **File No. 001-38704**

Dear Mr. Eberwein,

　　We have reviewed the above-captioned filing, and have the following comment. Our comment may ask for additional information so that we may better understand the disclosure.

　　Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comment applies to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

　　After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

Schedule 14A | Definitive Additional Materials

1. The cover page has characterized the submission as "Definitive Additional Materials" instead of "Definitive Proxy Statement," and the Schedule 14A has been altered in comparison to what form the U.S. Securities and Exchange Commission codified at Rule 14a-101. As a result of this apparent elective edit, the entry space for the amendment number has been deleted. The substantive content of the submission characterizes the filing as a "Supplement to the Proxy Statement" and further represents that the supplement revises the definitive proxy statement. Please advise us, with a view toward revised disclosure, why the submission was not identified as Amendment No. 1 to the Definitive Proxy Statement and designated on EDGAR using the header tag DEFR14A. To the extent no revised submission is made, please provide us with a brief legal analysis explaining why Hudson Global believes the existing submission lawfully amends the definitive proxy statement as represented in bold typeface when it appears to have been filed pursuant to Rule 14a-6(c).

　　We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Lawrence S. Elbaum, Esq.